KENSINGTON CAPITAL CORP.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	81,839
Due from Broker		176,263
Money Market Account		4,344
Prepaid expenses & Other Receivables		34,773
Securities - Long (Market Value)		63,744
Furniture, Fixtures and Equipment, at cost, less		
accumulated depreciation of $ 912		2,057
TOTAL ASSETS	$	363,020

LIABILITIES AND STOCKHOLDERS EQUITY

Accrued expenses and Payroll Taxes	$	31,235
Accrued Salaries		30,357
Total Liabilities		61,592
Stockholders' Equity		
Common Stock - no par value; authorized, issued		40,000
and outstanding, 200 shares		
Additional Paid-in Capital		271,738
Retained Earnings		(10,310)
Total Stockholder's Equity		301,428
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	363,020

See Accountants' Report and Notes to Financial Statements